VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn Mr. Jeffrey Riedler

Re:           Micromet, Inc.
                Registration Statement on Form S-3
                Registration No.  333-137268

Micromet, Inc. 6707 Democracy Blvd. Suite 505 Bethesda, Maryland 20817 Phone: (240) 752-1420 Fax: (240) 752-1425 E-mail:info@micromet-inc.com Internet: www.micromet-inc.com

December 17, 2008

Ladies and Gentlemen:

Micromet, Inc. (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-137268), together with all amendments and exhibits thereto (the “Prior Kingsbridge Registration Statement”), effective as of the date hereof.  The Company and Kingsbridge Capital Limited (“Kingsbridge”) have terminated the Common Stock Purchase Agreement, dated as of August 30, 2006 (the “2006 Agreement”), which contemplated the issuance of shares of common stock to be resold pursuant to the Prior Registration Statement.  The Company and Kingsbridge have entered into a new Common Stock Purchase Agreement, dated as of December 1, 2008 (the “2008 Agreement”), pursuant to which the Company may issue shares to Kingsbridge.  The resale of the shares issuable to Kingsbridge under the 2008 Agreement, and the resale of shares of common stock issuable to Kingsbridge upon the exercise of warrants issued to Kingsbridge in connection with the 2006 Agreement and the 2008 Agreement, have been registered on a new registration statement on Form S-3 (File No. 333-155996) (the “New Kingsbridge Registration Statement”).  The New Kingsbridge Registration Statement was declared effective on the date hereof.  No shares of common stock of the Company have been or will be sold under the Prior Kingsbridge Registration Statement.

Accordingly, we request an order granting the withdrawal of the Prior Kingsbridge Registration Statement to be issued by the Commission as soon as possible.  Please provide a copy of the order granting the withdrawal of the Prior Kingsbridge Registration Statement to the undersigned via facsimile at (240) 752-1425, with a copy to Christian E. Plaza of Cooley Godward Kronish, LLP, the Company’s counsel, via facsimile at (703) 456-8100.

Please be advised that pursuant to Rule 478, the undersigned has full power and authority to make this request on behalf of the Company.

If you have any questions or require further information regarding this application of withdrawal of the Prior Kingsbridge Registration Statement, please do not hesitate to call Christian E. Plaza or Brian F. Leaf of Cooley Godward Kronish LLP at (703) 456-8006 or (703) 456-8053, respectively.

Sincerely,

MICROMET, INC.

/s/ MATTHIAS ALDER
Matthias Alder
Senior Vice President, General Counsel
and Secretary